Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

November 17, 2014

among

CHYRONHEGO CORPORATION,

VECTOR CH HOLDINGS (CAYMAN), L.P.

and

CH MERGER SUB, INC.

 i

Annex I – Guarantors
Annex II – Equity Financing Sources
Exhibit A – Form of Voting Agreements
Exhibit B – Form of Amended and Restated Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 17, 2014 among ChyronHego Corporation, a New York corporation (the “Company”), Vector CH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), and CH Merger Sub, Inc., a New York corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company, based on the unanimous recommendation of a special transaction committee thereof consisting solely of disinterested directors of the Company (the “Special Committee”), has determined that the acquisition of the Company by Parent, by means of a merger of Merger Subsidiary with and into the Company, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and the holders of Company Stock;

WHEREAS, the respective Boards of Directors of the Company (based on the unanimous recommendation of the Special Committee) and Merger Subsidiary have approved and deemed it advisable that the respective shareholders and stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders of the Company (the “Rollover Holders”) have entered into a rollover commitment letter in favor of Parent (the "Rollover Agreements"), pursuant to which, subject to the terms and conditions contained therein, (i) the Rollover Holders have committed to transfer, contribute and deliver shares of Company Stock (the "Rollover Shares") to Parent immediately prior to the Effective Time in exchange for equity of Parent in a transaction that qualifies for tax deferred treatment under Section 351(a) of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Subsidiary’s willingness to enter into this Agreement, certain shareholders of the Company are entering into Voting Agreements in the form attached as Exhibit A hereto (the “Voting Agreements”) pursuant to which those shareholders, among other things, will agree to vote all voting securities in the Company beneficially owned by them in favor of the approval and adoption of this Agreement and the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the parties listed on Annex I hereto (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (the “Limited Guaranty”) with respect to certain obligations of Parent and Merger Subsidiary under this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, certain key employees of the Company are entering into employment agreements with the Company, effective at and subject to occurrence of the Closing (the “Employment Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article I

Definitions

Section 1.01.     Definitions.

(a)     As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries, (ii) any acquisition or purchase (including by tender offer or exchange offer to the Company’s shareholders), direct or indirect, of 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (iv) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (v) any combination of the foregoing types of transactions that would result in such Third Party beneficially owning assets equal to 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or 20% or more of any class of equity or voting securities of the Company or (vi) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of June 30, 2014 and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means June 30, 2014.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Owned IP” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries (including any and all Company Registered IP).

“Company Product” means any product (including any software product) or service developed, manufactured, sold, licensed, leased or delivered by the Company or any of its Subsidiaries.

“Company Registered IP” means all of the Registered IP owned by, under obligation of assignment to, or filed in the name of, the Company or any of its Subsidiaries.

“Company Shareholder Approvals” means the Shareholder Approval and the Unaffiliated Shareholder Approval.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Stock Plans” means the 1999 Incentive Compensation Plan and the 2008 Long-Term Incentive Plan, as amended.

“Confidentiality Agreement” means the Amended and Restated Confidentiality Agreement dated May 29, 2014, by and between Vector Capital Management, L.P. and the Company.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind.

“Environmental Laws” means any Applicable Laws relating to the environment or to Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates and approvals required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Financing Sources” means the lenders participating in the Debt Financing and their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or hazardous substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, Trade Secrets, know how, computer software programs (in both source code and object code form), business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; (ix) any similar or equivalent rights to any of the foregoing anywhere in the world; and (x) any documents or other tangible media containing any of the foregoing, and all rights to prosecute and perfect the foregoing through administrative prosecution, registration, recordation, or other proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing misuse or misappropriation.

“International Plan” means any employment, severance or similar contract or arrangement (whether or not written) or any plan, policy, fund, program or arrangement or contract providing for severance, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is entered into, maintained, administered or contributed to by the Company or any of its Affiliates and (ii) covers any non-U.S. employee or former employee of the Company or any of its Subsidiaries.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own, subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, any effect, change, event or circumstance that, considered together with all other effects, changes, events or circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (i) the financial condition, business, assets, or operations of such Person and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from (A) changes in the financial or securities markets, including but not limited to interest or exchange rates, or general economic or political conditions not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate, (B) changes (including changes of Applicable Law) in or conditions generally affecting the industry in which such Person and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, (C) acts of war, sabotage or terrorism or natural disasters involving the United States of America not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate, (D) changes in GAAP or interpretations thereof not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or (F) any action taken at the request or with the consent of Parent or Merger Subsidiary, in and of itself, which shall not include for this purpose any consequences of such action, or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“NASDAQ” means the NASDAQ Global Market.

“NYBCL” means the New York Business Corporation Law, as amended.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Registered IP” means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Third Party Software” means any software (including object code, binary code, source code, libraries, routines, subroutines or other code, and including commercial, open-source and freeware software) and any documentation or other material related to such software, and any derivative of any of the foregoing, that is (i) not solely owned by the Company and (ii) incorporated in, distributed with, or required, necessary or depended upon for the development, use or commercialization of, any Company Product. Third Party Software includes (a) software that is provided to Company’s end-users in any manner, whether for free or for a fee, whether distributed or hosted, and whether embedded or incorporated in or bundled with any Company Product or on a standalone basis, (b) software that is used for development, maintenance and/or support of any Company Product, including development tools such as compilers, converters, debuggers or parsers, tracking and database tools such as project management software, source code control and bug tracking software, and software used for internal testing purposes, (c) software that is used to generate code or other software that is described in clauses (a) or (b), and (d) software that is used for the Company’s internal business purposes, including accounting software, human resources software, customer relationship management software and similar software.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Treasury Regulations” shall mean the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of the Treasury with respect to the Code or other federal tax statutes.

(b)     Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03
Adverse Recommendation Change	6.03
Agreement	Preamble
Certificates	2.03
Closing	2.01
Company	Preamble
Company Award Cash Consideration	2.04
Company Awards	2.04(e)
Company Board Recommendation	4.02
Company Intervening Event	6.03
Company Preferred Stock	4.05
Company Related Parties	11.04
Company Restricted Share	2.04
Company RSU	2.04
Company RSU Cash Consideration	2.04
Company SEC Documents	4.07
Company Securities	4.05
Company Shareholder Meeting	6.02
Company Stock Option	2.04

Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Continuing Employees	7.04
Debt Commitment Letters	5.06

Term	Section
Debt Financing	5.06
D&O Insurance	7.03
Effective Time	2.01
Employee Plans	4.17
Employment Agreements	Recitals
End Date	10.01
Equity Commitment Letter	5.06
Equity Financing	5.06
Exchange Agent	2.03
Excluded Party	6.03
Financing	5.06
Financing Commitment Letters	5.06
Financing Source Provisions	11.03
Go-Shop Period End Date	6.03
Guarantor(s)	Recitals
Holdco	5.01
In-the-Money Company Stock Option	2.04
In-the-Money Company Stock Option Cash Consideration	2.04
In-the-Money Warrant	2.04
Indemnified Person	7.03
Insurance Policies	4.19
International Trade Law	4.24
Lease	4.14
Limited Guarantee	Recitals
Major Customer	4.22
Major Supplier	4.22
Material Contract	4.21
Maximum Tail Premium	7.03
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.17
Necessary IP	4.15
Option Exercise Price	2.04
Out-of-the-Money Company Stock Option	2.04
Parent	Preamble
Parent Related Parties	11.04
Parent Termination Fee	11.04
Proxy Statement	4.09
Replacement Debt Commitment Letter	7.05
Representatives	6.03
Required Information	6.06
Rollover Agreements	Recitals
Rollover Holders	Recitals
Rollover Shares	Recitals

Term	Section
Schedule 13E-3	4.09
Shareholder Approval	4.02(a)
Superior Proposal	6.03
Special Committee	Recitals
Surviving Corporation	2.01(a)
Tax	4.16
Tax Return	4.16
Tax Sharing Agreements	4.16
Taxing Authority	4.16
Title IV Plan	4.17
Unaffiliated Shareholder Approval	9.01
Uncertificated Shares	2.03(a)
Voting Agreements	Recitals
WARN Act	4.18
Warrant	2.04(g)
Warrant Exercise Price	2.04(g)

Section 1.02.     Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

Article II

The Merger

Section 2.01.     The Merger.

(a)     At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with the NYBCL, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)     Subject to the provisions of Article IX, the closing of the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, Four Embarcadero Center, Suite 3800, San Francisco, California 94111-5974, as soon as practicable, but in any event no later than two (2) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c)     At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Department of State of the State of New York and make all other filings or recordings required by the NYBCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Department of State of the State of New York (or at such later time as may be specified in the certificate of merger).

(d)     From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under the NYBCL (including Section 906 thereof).

Section 2.02.     Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a)     except as otherwise provided in Section 2.02(b) or Section 2.02(c), each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $2.82 in cash, without interest (the “Merger Consideration”);

(b)     each share of Company Stock held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time (including the Rollover Shares) shall be canceled, and no payment shall be made with respect thereto;

(c)     each share of Company Stock held by any Subsidiary of either the Company or Parent (other than Merger Subsidiary) immediately prior to the Effective Time shall be converted into such number of shares of common stock, par value $0.01 per share, of the Surviving Corporation such that each such Subsidiary owns the same percentage of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time; and

(d)     each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, together with the shares described in Section 2.02(c), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03.     Surrender and Payment.

(a)     Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares (other than the Rollover Shares) of Company Stock (the “Certificates”) or (ii) uncertificated shares (other than the Rollover Shares) of Company Stock (the “Uncertificated Shares”). Parent shall make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. For the avoidance of doubt, the parties acknowledge and agree that the contributions of the Rollover Shares shall be deemed to occur immediately prior to the Effective Time and prior to any other above-described event.

(b)     Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)     If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)     After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e)     Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.04.     Company Equity Awards; Warrants.

(a)     At or immediately prior to the Effective Time, each option to purchase shares of Company Stock outstanding under any Company Stock Plan (a “Company Stock Option”) that has an exercise price per share of Company Stock underlying such Company Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), whether or not exercisable or vested, shall be converted into the right to receive an amount in cash determined by multiplying (i) the Merger Consideration over the Option Exercise Price of such In-the-Money Company Stock Option by (ii) the number of shares of Company Stock subject to such In-the-Money Company Stock Option (such amount, the “In-the-Money Company Stock Option Cash Consideration”). Parent shall cause the Surviving Corporation to pay the In-the-Money Company Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five (5) Business Days after the Effective Time).

(b)     At or immediately prior to the Effective Time, each Company Stock Option that has an Option Exercise Price that is equal to or greater than the Merger Consideration (each such Company Stock Option, an “Out-of-the-Money Company Stock Option”), whether or not exercisable or vested, shall be cancelled.

(c)     Immediately prior to the Effective Time, each share of Company Stock granted subject to vesting or other lapse restrictions under any Company Stock Plan (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and under the same terms and conditions as apply to the receipt of the Merger Consideration by holders of Company Stock generally.

(d)     At or immediately prior to the Effective Time, each restricted stock unit granted under a Company Stock Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to (i) the number of shares of Company Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (such amount, the “Company RSU Cash Consideration”). Parent shall cause the Surviving Corporation to pay the Company RSU Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five (5) Business Days after the Effective Time).

(e)     At or immediately prior to the Effective Time, each award of any kind consisting of shares of Company Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Company Stock Plan or other Employee Plan or otherwise, other than Company Stock Options, Company Restricted Shares and Company RSUs (collectively, the “Company Awards”), if any, shall be converted into an obligation of the Surviving Corporation to pay to the holder of such Company Award an amount in cash equal to (i) the number of shares of Company Stock subject to such Company Award immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (such amount, the “Company Award Cash Consideration”). The Company Award Cash Consideration shall be paid or distributed within ten (10) Business Days following the earliest date which would not result in adverse tax consequences under Section 409A of the Code to the holder of such Company Awards.

(f)     Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 2.04. The Company shall provide that, following the Effective Time, no holder of any Company Stock Option, Company Restricted Share, Company RSU or Company Award shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof.

(g)     At or immediately prior to the Effective Time, each warrant to purchase shares of Company Stock (a “Warrant”) that has not previously been exercised and that has an exercise price per share of Company Stock underlying such Warrant (the “Warrant Exercise Price”) that is less than the Merger Consideration (each such Warrant, an “In-the-Money Warrant”), shall be converted into the right to receive an amount in cash determined by multiplying (i) the Merger Consideration over the Warrant Exercise Price of such In-the-Money Warrant by (ii) the number of shares of Company Stock subject to such In-the-Money Warrant.

Section 2.05.     Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.06.     Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock, Company Stock Option, Company Restricted Share, Company Awards or Company RSUs in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.07.     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article II.

Article III

The Surviving Corporation

Section 3.01.     Certificate of Incorporation. The certificate of incorporation of the Company shall be amended at the Effective Time to read in its entirety as set forth in Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02.     Bylaws. The bylaws of the Company shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03.     Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Article IV

Representations and Warranties of the Company

Except as set forth in the Company Disclosure Schedule (subject to Section 11.05), the Company represents and warrants to Parent that:

Section 4.01.     Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02.     Corporate Authorization.

(a)     The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of Company Stock entitled to vote thereon (the “Shareholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. Assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)     At a meeting duly called and held where all directors were present, the Company’s Board of Directors, based on the unanimous recommendation of the Special Committee, has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03, to recommend approval and adoption of this Agreement by its shareholders (such recommendation, the “Company Board Recommendation”).

Section 4.03.     Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Department of State of the State of New York and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to be material to the Company.

Section 4.04.     Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of federal or New York state law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Material Contract or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (iii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05.     Capitalization.

(a)     The authorized capital stock of the Company consists of 1,000,000 shares of preferred stock of the Company (the “Company Preferred Stock”) and 150,000,000 shares of Company Stock. As of November 14, 2014, there were outstanding zero shares of Preferred Stock, 40,258,351 shares of Company Stock, employee stock options to purchase an aggregate of 6,094,124 shares of Company Stock (of which options to purchase an aggregate of 3,923,447 shares of Company Stock were exercisable), warrants to purchase 1,097,159 shares of Company Stock, and restricted stock units for 97,847 shares of Company Stock. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of each outstanding employee stock option to purchase shares of Company Stock and Company RSUs, including the holder, date of grant, exercise or purchase price, vesting schedule and number of shares of Company Stock subject thereto. No stock option has been granted with an exercise price less than fair market value on the date of grant.

(b)     There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in Section 4.05 of the Company Disclosure Schedule and for changes since June 30, 2014 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares, Company RSUs and Company Awards in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c)     Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06.     Subsidiaries.

(a)     Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, its place and form of organization and each jurisdiction in which it is authorized to conduct or actually conducts business.

(b)     Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) is in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)     All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(d)     Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07.     SEC Filings and the Sarbanes-Oxley Act.

(a)     The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since June 30, 2012 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)     Since June 30, 2012, the Company has filed with or furnished to the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed or furnished by the Company at or prior to the time so required. No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c)     As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(d)     As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed pursuant to the 1934 Act subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(e)     Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f)     The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(g)     Since June 30, 2012, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since June 30, 2012.

(h)     There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has, since the enactment of the Sarbanes-Oxley Act, complied with Section 402 of the Sarbanes-Oxley Act to the extent it was required to do so.

(i)     Except as set forth in Section 4.07(i) of the Company Disclosure Schedule, since June 30, 2012, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(j)     Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ, and the statements contained in any such certifications are complete and correct.

(k)     Section 4.07(k) of the Company Disclosure Schedule describes, and the Company has made available to Parent copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed with respect to, or were effected by, the Company or its Subsidiaries since June 30, 2012.

(l)     Since June 30, 2012, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act, but were not so disclosed.

Section 4.08.     Financial Statements. The audited consolidated financial statements and unaudited consolidated quarterly financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09.     Disclosure Documents. The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company shareholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) and Schedule 13E-3 (as amended or supplemented, the “Schedule 13E-3”), each shall not, on the date the Proxy Statement or Schedule 13E-3, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or filed, or at the time of the Company Shareholder Approvals, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement or the Schedule 13E-3 based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.     Absence of Certain Changes.

(a)     Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)     From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), (b), (d), (e), (f), (h), (j) (l), (n) or (o).

Section 4.11.     No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; and (iii) liabilities or obligations that would not reasonably be expected to be material to the Company.

Section 4.12.     Compliance with Laws and Court Orders.

(a)     The Company and each of its Subsidiaries is in compliance with, and to the knowledge of the Company is not under investigation by any Governmental Authority with respect to and has not been threatened to be charged with or given notice by any Governmental Authority of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to be material to the Company.

(b)     There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to be material to the Company or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.13.     Litigation.

(a)     There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, which would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)     Section 4.13(b) of the Company Disclosure Schedule includes a complete and accurate summary of each action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company that would reasonably be expected to result in a liability to the Company or any of its Subsidiaries in excess of $5,000.

Section 4.14.     Properties.

(a)     The Company and its Subsidiaries have good title to, or valid leasehold interests in, all material properties and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practices.

(b)     (i) Each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any material provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Lease.

(c)     The Company does not own any real property.

Section 4.15.     Intellectual Property.

(a)     Section 4.15(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all Company Products.

(b)     The Company and its Subsidiaries exclusively own or otherwise hold all valid and enforceable rights in all Intellectual Property necessary for, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted or as currently proposed to be conducted (the “Necessary IP”), free and clear of any Liens. The consummation of the transactions contemplated by this Agreement will not (i) alter, restrict, encumber, impair or extinguish any rights in any Necessary IP, or (ii) result in the creation of any Lien with respect to any of the Company Owned IP.

(c)     Except as set forth in Section 4.15(c) of the Company Disclosure Schedule, since June 30, 2011, there have been, and there are currently, no legal disputes or claims pending or, to the knowledge of the Company, threatened (i) alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries or by any Company Products, or (ii) challenging the scope, ownership, validity, or enforceability of any Company Owned IP or of the Company and its Subsidiaries’ rights under the Necessary IP. Except as set forth in Section 4.15(c) of the Company Disclosure Schedule, to the knowledge of the Company with respect to third-party patents, none of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person. Except as set forth in Section 4.15(c) of the Company Disclosure Schedule, to the knowledge of the Company with respect to third-party patents, the operation of the business of the Company and its Subsidiaries as currently conducted and as previously conducted (including without limitation the making, use, offer for sale, sale, importation, reproduction, creation of derivative works based on, translation, distribution, transmission, display, performance, license or sublicense of any of the Company Owned IP or Company Products) does not infringe on, misappropriate, or otherwise violate the Intellectual Property rights of any Person or constitute contributory infringement, inducement of infringement or unfair competition or trade practices under the laws of any jurisdiction.

(d)     (i) No Person, other than the Company and its Subsidiaries, possesses any current or contingent rights to license, sell or otherwise distribute any Company Products or any Company Owned IP, and (ii) there are no restrictions binding on the Company or any Subsidiary with respect to the disclosure, use, license, transfer or other disposition of any Company Owned IP or Company Product.

(e)     Section 4.15(e)(i) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all Company Registered IP. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect the Company Registered IP, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions and disclosure of any required information, and recording all assignments (and licenses where required) of the Registered IP with the appropriate Governmental Authorities. Section 4.15(e)(ii) of the Company Disclosure Schedule includes a true and complete list as of the date of this Agreement of material actions that must be taken within one hundred eighty (180) days of the date hereof with respect to any of the Company Registered IP. The Company and each of its Subsidiaries have complied with all applicable notice and marking requirements for the Company Registered IP. None of the Company Registered IP has been adjudged invalid or unenforceable in whole or part and each item of the Company Registered IP is subsisting and, as applicable, valid or enforceable.

(f)     The Company and its Subsidiaries have taken reasonable steps to protect their rights in the Necessary IP and Company Owned IP and to protect any confidential information provided to them by any other Person under obligation of confidentiality. Without limitation of the foregoing, the Company and its Subsidiaries have not made any of their trade secrets or other confidential or proprietary information that they intended to maintain as confidential (including source code with respect to Company Products) available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such information or materials.

(g)     Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have obtained from all parties (including current or former employees, consultants and subcontractors) who have created any portion of, or otherwise who would have any rights in or to, any Company Owned IP, valid and enforceable written assignments of any such work, invention, improvement or other rights to the Company and its Subsidiaries, substantially in the forms provided to Parent. To the knowledge of the Company, no such employee, consultant or subcontractor of the Company or any of its Subsidiaries is in default or breach of any term of such agreement. All amounts payable by the Company or any of its Subsidiaries to consultants and subcontractors have been paid in full.

(h)     Section 4.15(h) of the Company Disclosure Schedule contains a complete and accurate list of (i) all third-party Intellectual Property (other than Third Party Software) sold with, incorporated into, distributed in connection with or used in the development of any Company Product (including any Company Product currently under development) and (ii) all other third-party Intellectual Property (other than Third Party Software) used or held for use for any purpose by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole.

(i)     Section 4.15(i) of the Company Disclosure Schedule contains a complete and accurate list of all Third Party Software. For purposes of this Section 4.15(i), Company Product includes any Company Product under development. Neither the Company nor any of its Subsidiaries has been subjected to an audit of any kind in connection with any license or other agreement pursuant to which the Company or any of its Subsidiaries hold rights to any Third Party Software, nor received any notice of intent to conduct any such audit. Neither the Company nor any Subsidiary has incorporated into any Company Product or otherwise accessed, used, modified or distributed any Third Party Software, in whole or in part, in a manner that may (a) require any Company Owned IP to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (b) grant, or require the Company or any of its Subsidiaries to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned IP, (c) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned IP or (d) otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned IP, and neither the Company nor any of its Subsidiaries has any plans to do any of the foregoing.

(j)     The Company Products do not contain any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such software by or for the Company or its authorized users, or any other associated software, firmware, hardware, computer system or network (including without limitation what are sometimes referred to as “viruses,” “worms,” “time bombs” and/or “back doors”). The Company has disclosed in writing to Parent all information relating to any problem or issue with respect to any of the Company Products which does, or may reasonably be expected to, adversely affect the value, functionality or fitness for the intended purpose of such Company Products in any material respects. Without limiting the foregoing, there are no warranty, indemnification requests or other claims asserted in writing against the Company or any of its Subsidiaries related to the Company Products which remain unresolved as of the date hereof.

(k)     Neither the Company nor any of its Subsidiaries has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned IP owned or purported to be owned by the Company or any of its Subsidiaries to any other Person, (ii) granted any customer the right to use any Company Product or portion thereof on anything other than a non-exclusive basis or for anything other than such customer’s internal business purposes, or (iii) granted any Third Party the right to access or use any source code other than upon the occurrence of specified release events pursuant to a written source code escrow agreement, and no such release event has ever occurred or been claimed to have occurred.

(l)     None of the Company’s or any of its Subsidiaries’ agreements (including any agreement for the performance of professional services by or on the behalf of the Company or any of its Subsidiaries) confers upon any Person other than the Company any ownership right, exclusive license or other exclusive right with respect to any Intellectual Property developed or delivered in connection with such agreement.

(m)     No funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP, including any portion of a Company Product. Neither the Company nor any Subsidiary is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or such Subsidiary to grant or offer to any Third Party any license or right to such Company Owned IP.

(n)     The IT Assets operate and perform in all material respects in a manner that permits the Company and each of its Subsidiaries to conduct their respective businesses as currently conducted and, to the knowledge of the Company, no Person has gained unauthorized access to any IT Asset. The Company and each of its Subsidiaries have implemented reasonable backup and disaster recovery technology processes consistent with industry standard practices.

Section 4.16.     Taxes.

(a)     All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns were true, correct and complete in all material respects.

(b)     The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)     The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2010 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d)     There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e)     During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f)     Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(g)     No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(h)     Neither the Company nor any of its Subsidiaries are required to include an item of income, or exclude an item of deduction, for any taxable period or portion thereof ending after the Closing Date as a result of (A) an installment sale transaction occurring on or before the Closing Date governed by section 453 of the Code (or any similar provision of Applicable Law); (B) a transaction occurring on or before the Closing Date reported as an open transaction for U.S. federal income Tax purposes (or any similar provision of Applicable Law); (C) any prepaid amounts received on or prior to the Closing Date; (D) a change in method of accounting with respect to a period (or portion thereof) ending before the Closing Date; (E) an agreement entered into with any Taxing Authority (including a “closing agreement” under section 7121 of the Code) on or prior to the Closing Date.

(i)     There are no Tax Liens upon any property or assets of the Company or any of the Company Subsidiaries except Liens for current Taxes not yet due and for which adequate reserves have been established in accordance with GAAP.

(j)     Neither the Company nor any of its Subsidiaries has entered into any agreement with or received any ruling with respect to Taxes from any Taxing Authority.

(k)     Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(l)     “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing by operation of law, as transferee or successor, pursuant to any contractual obligation, or otherwise, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

Section 4.17.     Employee Benefit Plans.

(a)     Schedule 4.17 contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance programs, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability (the “Employee Plans”). Copies of the Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.

(b)     As of January 1, 2013, the fair market value of the assets of each Employee Plan subject to Title IV of ERISA (other than a “multiemployer plan,” as defined below) (a “Title IV Plan”) (excluding for these purposes any accrued but unpaid contributions) exceeded the present value of all benefits accrued under such Title IV Plan determined on a termination basis using the assumptions established by the Pension Benefit Guaranty Corporation as in effect on such date. No “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any Employee Plan subject to such Section 412, whether or not waived. No “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” that would not reasonably be expected to have a Material Adverse Effect on the Company, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Effective Time, (A) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (B) any liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time.

(c)     Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d)     Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or has pending, or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(e)     Except as disclosed on Schedule 4.17(e), the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under or trigger any other material obligation pursuant to, any Employee Plan. Section 4.17(e) of the Company Disclosure Schedule lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been previously provided to Parent and (ii) the maximum aggregate amounts so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).

(f)     There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any severance or other payment solely as a result of the transactions contemplated hereby, or could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(g)     Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(h)     There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2013.

(i)     Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(j)     There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened in writing against or involving, any Employee Plan before any Governmental Authority, other than routine claims for benefits.

(k)     The Company has provided Parent with a list and copies of each International Plan. Each International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any International Plan that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. According to the actuarial assumptions and valuations most recently used for the purpose of funding each International Plan (or, if the same has no such assumptions and valuations or is unfunded, according to actuarial assumptions and valuations in use by the PBGC on the date hereof), as of January 1, 2013 the total amount or value of the funds available under such Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation. From and after the Effective Time, Parent and its Affiliates will get the full benefit of any such funds, accruals or reserves.

Section 4.18.     Labor and Employment Matters.

(a)     Neither the Company nor any of its Subsidiaries is a party to, bound by or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or understanding with a labor union or organization. None of the employees of the Company or any of its Subsidiaries is represented by any union with respect to his or her employment by the Company or such Subsidiary. There is no (i) material unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries, or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, and during the last three (3) years there has not been any such action.

(b)     Since June 30, 2011, (i) there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1998 (the “WARN Act”) in respect of the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has been affected by any transactions or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local, or foreign law or regulation which is similar to the WARN Act.

(c)     The Company is in compliance in all material respects with all Applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. To the knowledge of the Company, no individual has been incorrectly denied material employment benefits as a result of an improper worker classification.

Section 4.19.     Insurance Policies. Section 4.19 of the Company Disclosure Schedule lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”) and the coverage limitations and deductibles applicable to each such policy. There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid when due, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). To the knowledge of the Company, there is no threatened termination of, or material premium increase (other than with respect to customary annual premium increases) with respect to, any Insurance Policy. Section 4.19 of the Company Disclosure Schedule identifies each material insurance claim made by the Company or any of its Subsidiaries between the Company Balance Sheet Date and the date of this Agreement.

Section 4.20.     Environmental Matters.

(a)     Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no written notice, notification, demand, request for information, citation, summons or order has been received, no penalty has been assessed, and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for liabilities or obligations arising under any Environmental Law.

(b)     For purposes of this Section 4.20, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 4.21.     Material Contracts.

(a)     Except for this Agreement and the Contracts filed as exhibits to the Company SEC Documents that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Schedule contains a complete and correct list of each of the following Material Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets:

(i)     Contracts between the Company or any of its Subsidiaries and any of the twenty largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter periods ended June 30, 2014);

(ii)     except for the Contracts disclosed in clause (i) above, each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other service commitments by the Company or any of its Subsidiaries, providing for either (i) recurring annual payments to the Company after the date hereof of $400,000 or more or (ii) aggregate payments or potential aggregate payments to the Company after the date hereof of $2,000,000 or more;

(iii)     Contracts between the Company or any of its Subsidiaries and any of (A) the ten (10) largest licensors of Intellectual Property to the Company or any of its Subsidiaries (determined on the basis of aggregate payments made or owed by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2014), (B) the ten (10) largest suppliers (other than licensors), including any supplier of manufacturing, outsourcing or development services (determined on the basis of aggregate payments made or owed by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2014), and (C) the ten largest distributors or resellers (including as an OEM or value-added reseller) of any of the Company Products or services provided by the Company or its Subsidiaries (determined on the basis of aggregate sales of Company Products made through such distributors or resellers over the four (4) consecutive fiscal quarter period ended June 30, 2014);

(iv)     except for the Contracts disclosed in clause (iii) above, each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other service commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, providing for either (i) recurring annual payments by the Company after the date hereof of $500,000 or more or (ii) aggregate payments or potential aggregate payments by the Company after the date hereof of $500,000 or more;

(v)     Contracts that contain any provisions restricting the Company or any of its Affiliates or their successors from (i) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which would have any such effect after the Closing or (ii) hiring or soliciting for hire the employees or contractors of any Third Party;

(vi)     Contracts that (i) grant any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights, (ii) grants any rights of first refusal, rights of first negotiation or similar rights with respect to any product, service or Company Owned IP, (iii) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party, or any other similar provision, (iv) grants “most favored nation” or similar rights, (v) contains pricing commitments with respect to future purchases by any Third Party of Company Products or services that extend for more than six months from the effective date of such Contract, or (vi) obligates the Company or its Subsidiaries to provide maintenance and/or support with respect to any discontinued product or any prior version of any Company Product for more than six months following the release of a replacement product or new version of a Company Product, as applicable;

(vii)     Contracts pursuant to which the Company or any of its Subsidiaries has agreed or is required to provide any Third Party with rights in or access to source code (including on a contingent basis), or to provide for source code to be put in escrow, indicating for each Contract providing for source code escrow whether such Contract includes use rights upon release that would permit any Third Party to utilize any source code of the Company or any of its Subsidiaries other than for the limited purpose of maintaining and supporting such Third Party’s internal use of one or more Company Products pursuant to an end user license agreement;

(viii)     Contracts pursuant to which the Company or any of its Subsidiaries has or has been granted any license to Intellectual Property, other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice and commercially available off-the-shelf computer software licensed pursuant to shrink-wrap or click-wrap licenses that is not material to the business;

(ix)     Contracts relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(x)     Contracts pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices);

(xi)     Contracts under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) and other than (i) extensions of credit in the ordinary course of business consistent with past practice and (ii) investments in marketable securities in the ordinary course of business;

(xii)     Contracts under which the Company or any of its Subsidiaries has any obligations which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $1,000,000;

(xiii)     any Contract (i) (A) between the Company or any of its Subsidiaries and any Governmental Authority, or (B) between the Company or any of its Subsidiaries, as a subcontractor, and any prime contractor to any Governmental Authority, or (ii) financed by any Governmental Authority and subject to the rules and regulations of any Governmental Authority concerning procurement;

(xiv)     partnership, joint venture or other similar Contracts or arrangements material to the Company and its Subsidiaries, taken as a whole;

(xv)     Contracts for the development, for the benefit of the Company or any of its Subsidiaries, by any party other than the Company or its Subsidiaries, of Third Party Software or Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole;

(xvi)     employee collective bargaining agreements or other Contracts with any labor union and each employment Contract (other than for employment at-will or similar arrangements) that are not terminable by the Company without notice and without cost to the Company;

(xvii)     Contracts entered into in the last three (3) years in connection with the settlement or other resolution of any action or proceeding that has any continuing material obligations, liabilities or restrictions or involved payment of more than $250,000;

(xviii)     Contracts providing for indemnification of any Person (i) with respect to material liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person other than indemnification obligations of the Company or any of its Subsidiaries pursuant to the provisions of a Contract entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, or (ii) with respect to claims involving infringement or misappropriation of any Intellectual Property rights of any Third Party, which Contract does not provide the Company or its Subsidiaries with the right to (A) assume control of the defense and settlement of any such claim, (B) require the indemnified Person to implement a non-infringing substitute provided by the Company or its Subsidiaries for any Company Product that is the subject of any such claim and (C) terminate the indemnified Person’s right to use any Company Product that is the subject of any such claim if the Company or its Subsidiaries is unable to provide a non-infringing substitute or otherwise abate the infringement or alleged infringement;

(xix)     Contracts containing (i) any provisions having the effect of providing that the consummation of the Merger or the other transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement will conflict with, result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract (if such Contract is material to the Company and its Subsidiaries, taken as a whole), or give rise under such Contract to any right of, or result in, a termination, right of first refusal, amendment, revocation, cancellation or acceleration, or a loss of a benefit or the creation of any Lien upon any of the properties or assets of the Company, Parent or any of their respective Subsidiaries, or to any increased, guaranteed, accelerated or additional rights or entitlements of any person, except to the extent that such termination, amendment, revocation, cancellation, acceleration, loss, Lien or entitlements are not material to the Company and its Subsidiaries, taken as a whole, or are required by Applicable Law, (ii) any restriction on the ability of any of the Company and its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder (if such Contract is material to the Company and its Subsidiaries, taken as a whole), unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries that holds assets substantially equivalent to the assigning entity in connection with or following the consummation of the Merger and the other transactions contemplated by this Agreement or (iii) any standstill or similar provision purporting to limit the authority of any party to such agreement to acquire any equity interest in the Company or any other Person; or

(xx)     except for the Contracts disclosed above, each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, or that is otherwise material to the Company and its Subsidiaries, taken as whole.

(b)     Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Material Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule, required to be disclosed pursuant to this Section 4.21 or which would have been required to be so disclosed if it had existed on the date of this Agreement (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries has received any notice to terminate, in whole or part, materially amend or not renew any executory obligation of a counterparty to a Material Contract that has not terminated or expired (in each case according to its terms) prior to the date of this Agreement (nor has there been anything that a reasonable person would consider an indication that any such notice of termination will be served on or after the date of this Agreement on the Company by any counterparty to a Material Contract). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any Material Contract, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

(c)     Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been delivered by the Company to Parent, or otherwise made available as an exhibit to the Company SEC Documents, by the Company to Parent.

Section 4.22.     Customers and Suppliers. Section 4.22(a) of the Company Disclosure Schedule lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2014) (each, a “Major Customer”). Section 4.22(b) of the Company Disclosure Schedule lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2014) (each, a “Major Supplier”). The Company has not received, as of the date of this Agreement, any notice in writing from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

Section 4.23.     Inventory. Except for any reserves set forth in the Company Balance Sheet, all of the inventory of the Company and its Subsidiaries, wherever located, is in good condition, is not obsolete, is useable or saleable in the ordinary course of business and, if saleable, is saleable at customary gross margins consistent with the past practices of the Company. Neither the Company nor any of its Subsidiaries is in possession of any inventory not owned by the Company or one of its Subsidiaries, including goods already sold. The value of all items of obsolete and of below standard quality has been written down to the net realizable value or adequate reserves have been provided therefor. Section 4.23 of the Company Disclosure Schedule sets forth an accurate and complete description and breakdown of the backlog of the Company and its Subsidiaries under applicable Contracts.

Section 4.24.     International Trade Matters. The Company and its Subsidiaries are, and at all times have been, materially in compliance with and have not been and are not in material violation of any International Trade Law applicable to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written order, notice, or other communication from any Governmental Authority of any actual or potential violation or failure to comply with any International Trade Law, including pre-penalty notice, notice of penalty, subpoena or request for documents, or notice of audit, investigation or inquiry. “International Trade Law” shall mean any applicable statutes, laws and regulations governing the import or export of commodities, software or technology into any country or from any country in which the Company or its Subsidiaries conducts business and the payment of required duties and tariffs in connection with same.

Section 4.25.     Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.

(a)     The Company and its Subsidiaries have complied with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws.

(b)     Neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or representative of the Company or any of its Subsidiaries at the direction of or on behalf of the Company or any of its Subsidiaries corruptly or otherwise illegally offered or gave anything of value to: (i) any official, employee or representative of a Governmental Authority, any political party or official thereof, or any candidate for political office; or (ii) any other Person, in any such case while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any official, employee or representative of a Governmental Authority, any political party or official thereof, or candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person, in his or her official capacity, including a decision to fail to perform his or her official function; (y) inducing such Person to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist in obtaining or retaining business or to secure an improper business advantage; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company or any of its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person or in securing any improper advantage.

(c)     There have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.

Section 4.26.     Finders’ Fees.

(a)     Except for Duff & Phelps, LLC, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

(b)     The Company does not anticipate that the fees and expenses of its accountants, brokers, financial advisors, consultants, legal counsel and other persons retained by the Company or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacity as officers or directors, incurred or to be incurred in connection with this Agreement and the transactions contemplated by this Agreement will exceed the aggregate fees and expenses set forth in Section 4.26(b) of the Company Disclosure Schedule.

Section 4.27.     Opinion of Financial Advisor. The Special Committee has received the opinion of Duff & Phelps, LLC to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the shareholders of the Company is fair to such shareholders (other than the Rollover Holders) from a financial point of view. A signed copy of such opinion will be delivered to Parent promptly after the date hereof for information purposes only.

Section 4.28.     Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement, the Voting Agreements, the Rollover Agreements and the transactions contemplated hereby and thereby from Section 912 of the NYBCL, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement, the Voting Agreements, the Rollover Agreements or any of the transactions contemplated hereby or thereby.

Section 4.29.      Appraisal Rights. Holders of shares of Company Stock issued and outstanding immediately prior to the Effective Time are not entitled to receive the fair value of such shares in accordance with Section 910 of the NYBCL.

Article V

Representations and Warranties of Parent

Subject to Section 11.05, Parent represents and warrants to the Company that:

Section 5.01.     Corporate Existence and Power. Each of Parent and Merger Subsidiary is a legal entity duly formed, validly existing and, if applicable, in good standing under the laws of its jurisdiction of incorporation and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has heretofore made available to the Company true and complete copies of the formation documents of Parent and Merger Subsidiary as currently in effect. Since the date of its formation, each of Parent, Merger Subsidiary and each wholly-owned direct or indirect Subsidiary of Parent that is a direct or indirect parent of Merger Subsidiary (each, a “Holdco”) has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby. Parent or any Holdco owns beneficially and of record all of the outstanding capital stock of Merger Subsidiary and each Holdco.

Section 5.02.     Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the organizational powers of Parent and Merger Subsidiary and have been duly authorized by all necessary action. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03.     Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Department of State of the State of New York and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04.     Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05.     Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement or the Schedule 13E-3 shall not, on the date the Proxy Statement or the Schedule 13E-3, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or filed, or at the time of the Company Shareholder Approvals, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or the Schedule 13E-3 based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.     Financing.

(a)     Parent has delivered to the Company true and complete copies of (i) fully executed commitment letters (the “Debt Commitment Letters”) from Silicon Valley Bank and Apollo Investment Corporation confirming their respective commitments to provide Parent with debt financing in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) a fully executed commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from each of the parties listed on Annex II hereto confirming the respective counterparties’ commitments to provide Parent with equity financing in connection with the transactions contemplated hereby (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b)     The Equity Commitment Letter (i) is in full force and effect and is a valid, legal and binding obligation of Parent and the other parties thereto and (ii) is enforceable in accordance with its respective terms against Parent and the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Each of the Debt Commitment Letters (i) is in full force and effect and is a valid, legal and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto and (ii) is enforceable in accordance with their respective terms against Parent and to the knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Parent has fully paid any and all commitment or other fees in connection with the Financing Commitment Letters that are payable on or prior to the date hereof. As of the date hereof, none of the Financing Commitment Letters have been amended or modified in any respect, no such amendment or modification is contemplated and the respective obligations and commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or material breach on the part of Parent under any Financing Commitment Letter or, to the knowledge of Parent, any other parties thereto. There are no conditions precedent to the funding of the full amount of the Financing, other than the conditions precedent set forth in the Financing Commitment Letters, and Parent has no reason to believe that it will not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition of the Financing, or that the Financing will not be made available to Parent on the Closing Date. Subject to the terms and conditions of the Financing Commitment Letters and the Rollover Agreements, the aggregate proceeds of the Financings are in an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement (assuming contribution of the Rollover Shares to Parent pursuant to the terms of the Rollover Agreements), to pay any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses. There are no side letters or other agreements, arrangements or understandings relating to the Financing Commitment Letters.

Section 5.07.     Limited Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes a valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). No event has occurred which, with or without notice, lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of any Guarantor under the Limited Guaranty.

Section 5.08.     Ownership of Company Securities. Neither Parent nor Merger Subsidiary nor any of their affiliates or associates (as defined in Section 912(a)(3) of the NYBCL) is the beneficial owner of any Company Securities or Company Subsidiary Securities or holds any rights to acquire any Company Securities or Company Subsidiary Securities except pursuant to this Agreement and the Rollover Agreements.

Section 5.09.     Certain Arrangements. Other than the Voting Agreements, the Rollover Agreements and the Employment Agreements, there are no Contracts or commitments to enter into Contracts upon terms agreed on or prior to the date hereof (a) between Parent, Merger Subsidiary, the Guarantors or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Article VI

Covenants of the Company

The Company agrees that:

Section 6.01.     Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization (including, without limitation, as set forth in Schedule 6.01(i)), (ii) maintain in effect its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees, (iv) maintain and preserve its cash and working capital balances in a manner consistent with past practice and (v) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)     amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)     (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares, Company RSUs and Company Awards in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement;

(c)     (i) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or settlement of Company RSUs or Company Awards that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)     incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $100,000 individually or $250,000 in the aggregate;

(e)     adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries;

(f)     acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practices;

(g)     sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses (or permit any Company Registered IP to lapse, expire or be abandoned), other than (i) pursuant to existing contracts or commitments or (ii) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practices;

(h)     (i) repurchase, prepay or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with the financing of ordinary course trade payables consistent with past practice or (B) accounts payable in the ordinary course of business consistent with past practice), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries or (B) accounts receivable and extensions of credit in the ordinary course of business, and advances in expenses to employees, in each case in the ordinary course of business consistent with past practice);

(i)     enter into, amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(j)     agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant restricting the Company, any of its Subsidiaries or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the consummation of the Merger or the Closing Date;

(k)     (i) hire any new employee to whom a written offer of employment has not previously been offered and accepted prior to the date of this Agreement (other than employees with annual compensation of less than $150,000 in the aggregate) or, after the date of this Agreement, extend any new offers of employment with the Company or any of its Subsidiaries to any individual, (ii) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any (A) increase in compensation, (B) bonus or (C) benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, (iv) establish, adopt, enter into or amend any Employee Plan (other than offer letters that contemplate “at will” employment without severance benefits, where permitted by Applicable Law or employment agreements required by non-U.S. Applicable Law) or collective bargaining agreement, in each case except as required by Applicable Law, (v) take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan except to the extent required pursuant to the terms thereof or Applicable Law, or (vi) make any Person a beneficiary of any retention or severance plan, agreement or other arrangement under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement and/or termination of employment;

(l)     (i) write-down any of its material assets, including any capitalized inventory, or (ii) make any material change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the Exchange Act (in each case following consultation with the Company’s independent auditor);

(m)     make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, materially amend any Tax Returns or file any claim for material Tax refunds, enter into any closing agreement, enter into any material Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than any customary commercial or financing agreements, entered into in the ordinary course of business consistent with past practices), settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund (including any such refund to the extent it is used to offset or otherwise reduce Tax liability);

(n)     (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $500,000 in any individual case, other than (x) as required by their terms as in effect on the date of this Agreement, (y) claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves), or (z) incurred since the date of such financial statements in the ordinary course of business consistent with past practice; provided that, in the case of each of (x), (y) or (z), the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligation (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $100,000 in any individual case except in the ordinary course of business consistent with past practice, or (iii) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

(o)     engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (ii) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (iv) any other promotional sales or discount activity, in each case in clauses (i) through (iv) in a manner outside the ordinary course of business consistent with past practices; or

(p)     agree, resolve or commit to do any of the foregoing.

Section 6.02.     Company Shareholder Meeting. Subject to Sections 6.03 and 8.02, the Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable following clearance of the Proxy Statement by the SEC for the purpose of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. The Company may adjourn or postpone the Company Shareholder Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Company Shareholder Meeting, (ii) as otherwise required by Applicable Law or (iii) if, as of the time for which the Company Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of Company Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting. Subject to Section 6.03, the Board of Directors of the Company and the Special Committee shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Company Shareholder Approvals, (iii) not effect an Adverse Recommendation Change and (iv) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03.     Acquisition Proposals.

(a)     Go-Shop Period. Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m. (New York City time) on January 5, 2014 thereafter (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage or otherwise knowingly facilitate Acquisition Proposals (or offers, proposals, inquiries or indications of interest or other efforts or attempts that could potentially lead to Acquisition Proposals), including by way of providing access to non-public information pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly provide to Parent any non-public information relating to the Company or its Subsidiaries that is made available to any Person given such access which was not previously provided to or made available to Parent; and (ii) enter into and maintain or continue discussions or negotiations with respect to potential Acquisition Proposals (or offers, proposals, inquiries or indications of interest or other efforts or attempts that could potentially lead to Acquisition Proposals), or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations.

(b)     No-Shop Period. Subject to Sections 6.03(c) and 6.03(d), after the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article X, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve any transaction under Section 912 of the NYBCL or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. Subject to Sections 6.03(c) and 6.03(d), and except with respect to any Person that has made a bona fide, written Acquisition Proposal prior to the Go-Shop Period End Date that satisfies the requirements of Section 6.03(c)(i) and 6.03(c)(ii) (such Person, an “Excluded Party”), on the Go-Shop Period End Date, the Company shall, and shall cause any of its Subsidiaries and its and their Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. On the Go-Shop Period End Date, the Company shall notify Parent in writing of the identity of each Excluded Party and the then-current terms and conditions of such party’s Acquisition Proposal. Notwithstanding anything to the contrary contained herein, a Person shall cease to be an Excluded Party for all purposes under this Agreement at such time as any Acquisition Proposal made by such Person no longer satisfies the requirements of Section 6.03(c)(i) and 6.03(c)(ii).

(c)     Notwithstanding anything contained in Section 6.03(b) to the contrary, if at any time after the Go-Shop Period End Date and prior to obtaining the Company Shareholder Approvals, (i) subject to the Company’s compliance with Section 6.03(b), the Company or any of its Representatives has received a bona fide, written Acquisition Proposal that the Special Committee reasonably believes constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) the Special Committee determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under the NYBCL, then the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party and its Representatives and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(d)     Except as permitted by Section 6.03(a), this Section 6.03(d) or Section 6.03(e), neither the Board of Directors of the Company nor any committee thereof (including the Special Committee) shall, directly or indirectly, (i) effect an Adverse Recommendation Change or fail to include the Company Board Recommendation in the Proxy Statement, (ii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or (iii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that would reasonably be expected to lead to, any Acquisition Proposal. At any time prior to obtaining the Company Shareholder Approvals, the Special Committee may make an Adverse Recommendation Change if the Company has received a Superior Proposal and the Special Committee determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under the NYBCL.

(e)     In addition, nothing contained herein shall prevent the Board of Directors of the Company from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action.

(f)     Neither the Board of Directors of the Company nor any committee thereof (including the Special Committee) shall take any of the actions referred to in Section 6.03(c) and 6.03(d) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to, in the case of an Acquisition Proposal, advise Parent on a current basis of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than one (1) Business Day) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than one (1) Business Day after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(f).

(g)     Neither the Board of Directors of the Company nor any committee thereof (including the Special Committee) shall make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent, in writing at least three (3) Business Days before taking that action, of the determination by the Special Committee that such Acquisition Proposal constitutes a Superior Proposal and of the Company’s intention to take such action, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (iii) Parent does not make, within three (3) Business Days after its receipt of that written notification, an offer that is at least as favorable to the shareholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three (3) Business Day period under this Section 6.03(g); provided, that, during any such new three (3) Business Day period the reference in subsection (iii) above to “at least as favorable” shall be replaced with “more favorable”). For the avoidance of doubt, nothing in this section shall prohibit Parent or any party making an Acquisition Proposal from submitting multiple bids in response to increases in the then current Merger Consideration or Acquisition Proposal, as applicable, which shall each be subject to the procedures described in this subsection.

(h)     As used in this Agreement:

(i)     “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(ii)     “Superior Proposal” means a bona fide, written Acquisition Proposal on terms that the Special Committee determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable from a financial point of view to all the Company’s shareholders (other than the Rollover Holders) than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(g)), which the Special Committee determines is reasonably likely to be consummated without undue delay relative to the transactions contemplated by this Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Special Committee; provided that, for purposes of this definition of “Superior Proposal”, the references to “20% in the definition of “Superior Proposal” shall be deemed references to “50%”.

(i)     Notwithstanding anything contained in Section 6.03(b) to the contrary, if at any time prior to obtaining the Company Shareholder Approvals, in circumstances not involving or relating to any Acquisition Proposal, the Board of Directors of the Company may effect an Adverse Recommendation Change in response to the occurrence of a Company Intervening Event if (and only if):  (i) the Board of Directors of the Company concludes in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under the NYBCL; (ii) the Company provides Parent at least three (3) Business Days’ prior written notice describing the Company Intervening Event and advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor in reasonable detail; (iii) during the three (3) Business Days following such written notice, the Company and its Representatives have negotiated with Parent in good faith (to the extent Parent desires to negotiate) regarding any revisions to the terms and conditions of this Agreement proposed by Parent in response to such Company Intervening Event; and (iv) at the end of the three (3) Business Day period described in the foregoing clause (iii), the Board of Directors of the Company concludes in good faith, after consultation with outside counsel (and taking into account any adjustment or modification of the terms and conditions of this Agreement proposed by Parent), that a Company Intervening Event continues to exist and that an Adverse Recommendation Change is necessary to comply with its fiduciary duties to the shareholders of the Company under the NYBCL. “Company Intervening Event” means an event or circumstance material to the Company and its Subsidiaries, taken as a whole (other than any event or circumstance resulting from a breach of this Agreement by the Company), that was unknown to the Board of Directors of the Company on the date of this Agreement, which event or circumstance becomes known to the Board of Directors of the Company prior to obtaining the Company Shareholder Approvals; provided that, (i) in no event shall the receipt, existence or terms of any Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, constitute a Company Intervening Event and (ii) in no event shall events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement constitute a Company Intervening Event.

Section 6.04.     Tax Matters.

(a)     From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b)     The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

(c)     All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, the Company or the Parent, as required by Applicable Law, shall, and shall cause their respective Affiliates to, join in the execution of any such Tax returns and other documentation.

Section 6.05.     Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation. Any investigation pursuant to this Section 6.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No information or knowledge obtained in any investigation pursuant to this Section 6.05 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 6.06.     Financing Cooperation.

(a)     The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and their respective Representatives to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the Debt Financing that is customary in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in meetings, due diligence sessions, “road shows” and sessions with rating agencies, in each case, at times and locations to be mutually agreed upon, (ii) assisting Parent with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar customary documents required in connection with the Debt Financing, (iii) to the extent not otherwise publically available, furnishing Parent and its Debt Financing Sources with financial and other pertinent information regarding the Company and its Subsidiaries (the “Required Information”), including financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X or Regulation S-K under the 1933 Act and of type and form customarily included in a registration statement on Form S-1 (or any applicable successor form) under the 1933 Act, (iv) obtaining accountants’ comfort letters and legal opinions and (v) executing and delivering any commitment letters, underwriting or placement agreements, registration statements, pledge and security documents, other definitive financing documents or other requested certificates or documents, including a customary solvency certificate by the chief financial officer of the Company (provided that (A) none of the letters, agreements, documents and certificates shall be executed and delivered prior to the Closing Date, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no personal or other liability shall be imposed on the officers, directors, management or employees involved).

(b)     If this Agreement is terminated pursuant to Article X Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred and documented by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.06. The Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions undertaken pursuant to this Section 6.06 other than arising from fraud. Nothing in this Section 6.06 shall require the cooperation of the Company, its Subsidiaries or their respective Representatives to the extent it would (i) cause any condition to Closing to fail to be satisfied or otherwise cause a breach of this Agreement (unless waived by the Company or Parent) or (ii) violate organizational documents, law applicable to it, or result in a material violation or breach under, any of its Material Contracts.

Article VII

Covenants of Parent

Parent agrees that:

Section 7.01.     Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02.     Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Shareholder Meeting.

Section 7.03.     Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)     For six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”), and shall fulfill the rights and obligations of the Company pursuant to the respective indemnification agreements of such officers and directors with the Company as in effect on the date of this Agreement, in respect of acts, omissions or events occurring at or prior to the Effective Time to the fullest extent permitted by the NYBCL or any other Applicable Law or provided under the Company’s or any of its Subsidiaries’ certificates of incorporation and bylaws or in such indemnification agreements as are in effect on the date hereof; provided that any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 7.03 and the indemnification rights provided under this Section 7.03 until disposition of such claim; provided further that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)     For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)     Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium under the Company’s existing directors’ and officers’ liability insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a period of six (6) years from and after the Effective Time with respect to any claim first made against any entity or person at the Company, whether reported to the insurer before or after the Effective Time, related to acts, omissions or events occurring at or prior to the Effective Time, including any claims based on or relating to this Agreement or the transactions contemplated hereby, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing D&O Insurance; provided that the total amount payable for such “tail” insurance policy shall not exceed 250% of the amount per annum the Company paid in its last full fiscal year (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule) (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d)     If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(e)     The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under the NYBCL or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04.     Employee Matters.

(a)     For a period of 12 months following the Closing, with respect to employees of the Company or its Subsidiaries immediately before the Effective Time who continue employment with the Surviving Corporation or any Subsidiary of the Surviving Corporation following the Effective Time (“Continuing Employees”), Parent shall cause the Continuing Employees to receive compensation opportunities and employee benefits (other than equity compensation and defined benefit plans) substantially comparable in the aggregate to those provided prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, honor the change in control agreements set forth on Section 4.17(e) of the Company Disclosure Schedule and the Company’s Management Incentive Plan, as set forth in Section 7.04 of the Company Disclosure Schedule. Nothing in this Section shall create any right in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to continued employment with Parent, Company, the Surviving Corporation or any of their Affiliates.

(b)     With respect to any Employee Plan that is an “employee benefit plan”, as defined in Section 3(3) of ERISA, that continues to be maintained by the Surviving Corporation or any of its Affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or its Affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)     The Surviving Corporation shall use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Affiliates in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. The Surviving Corporation shall use commercially reasonable efforts recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(d)     Without limiting the generality of Section 11.06, nothing in this Section 7.04 shall create any right in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to continued employment with Parent, Company, the Surviving Corporation or any of their Affiliates.

Section 7.05.     Financing.

(a)     Each of Parent and Merger Subsidiary shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitment Letters, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Commitment Letters if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (A) the Debt Financing or the Equity Financing is increased by a corresponding amount and (B) after giving effect to any of the transactions referred to in clause (A) above, the representations and warranties set forth in Section 5.06 shall be true) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Financing Commitment Letters in a manner that would reasonably be expected to (A) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the date of the Closing or (B) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against other parties to the Financing Commitment Letters or definitive documents relating thereto (provided that, subject to compliance with the other provisions of this Section 7.05(a), Parent and Merger Subsidiary may amend the Debt Commitment Letters to add additional lenders, arrangers, bookrunners and agents). Parent and Merger Subsidiary shall promptly notify and deliver to the Company copies of any such amendment, modification or replacement.

(b)     Each of Parent and Merger Subsidiary shall use its reasonable best efforts (i) to maintain in full force and effect the Financing Commitment Letters, (ii) to negotiate and enter into definitive agreements with respect to the Financing Commitment Letters on the terms and conditions contained in the Financing Commitment Letters (or on terms no less favorable to Parent or Merger Subsidiary than the terms and conditions in the Financing Commitment Letters), (iii) to satisfy on a timely basis all conditions to funding in the Financing Commitment Letters and such definitive agreements thereto and to consummate the Financing, in each case, at or prior to the Closing, including using its reasonable best efforts to cause the lenders and the other persons committing to fund the Financing to fund the Financing at the Closing, (iv) to enforce its rights under the Financing Commitment Letters and (v) to comply with its obligations under the Financing Commitment Letters. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Subsidiary shall give the Company prompt notice (A) of any breach or default by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of which Parent or Merger Subsidiary becomes aware, and (B) of the receipt of (x) any written notice or (y) other written communication, in each case from any Financing source with respect to any (1) breach, default, termination or repudiation by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of any provisions of the Financing Commitment Letters or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitment Letters or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing. As promptly as practicable, but in any event within two (2) Business Days of the date the Company delivers to Parent or Merger Subsidiary a written request therefor, Parent and Merger Subsidiary shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence. Upon the occurrence of any circumstance referred to in clause (A) or (B) of the second preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement, then Parent and Merger Subsidiary shall use their reasonable best efforts to arrange and obtain replacement debt commitment letters (each a “Replacement Debt Commitment Letter”) in an amount sufficient to consummate the transactions contemplated hereby, provided that, Parent and Merger Subsidiary shall have no obligation to obtain Replacement Debt Commitment Letters on terms and conditions less favorable to Parent and Merger Subsidiary (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letters. Parent and Merger Subsidiary shall, upon request of the Company, keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange any Replacement Debt Commitment Letters and shall provide to the Company true and complete copies of all material documents related to any such Replacement Debt Commitment Letters.

(c)     Parent shall deliver to the Company complete and correct copies of all commitment letters and material definitive agreements pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. Parent and Merger Subsidiary acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

(d)     The terms “Financing Commitment Letters” and “Debt Commitment Letters” as used in this Section 7.05 shall be deemed to include the Financing Commitment Letters and Debt Commitment Letters that are not so amended, modified or replaced at the time in question or that are amended, modified, or replaced in accordance with this Section 7.05, and (ii) the term “Financing” as used herein shall mean the financing contemplated by the Financing Commitment Letters as amended, modified or replaced in accordance with this Section 7.05.

Article VIII

Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01.     Reasonable Best Efforts.

(a)     Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, as promptly as practicable including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties.

(b)     In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c)     Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any material communication with, and any inquiries or requests for additional information from, any other Governmental Authority regarding the transactions contemplated hereby, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests and (iii) unless prohibited by Applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting with any Governmental Authority in respect of the transactions contemplated hereby without the other party, (B) give the other party reasonable prior notice of any such meeting, (C) in the event one party is prohibited by Applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby; provided, that any materials furnished by Parent or the Company to the other party pursuant to this Section 8.01(c) may be redacted (1) to remove references concerning the valuation of the Company or (2) as Parent or the Company, as applicable, determines in good faith is necessary to comply with contractual arrangements or other confidentiality obligations or Applicable Law or to address reasonable attorney-client or other privilege concerns.

Section 8.02.     Proxy Statement and Schedule 13E-3. Subject to Section 6.03, as promptly as practicable, and in any event within fifteen Business Days after the date hereof, the Company and Parent shall prepare and file the Proxy Statement in preliminary form with the SEC and the Schedule 13E-3 with the SEC. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable following the later of (A) clearance of the Proxy Statement by the SEC and (B) the Go-Shop Period End Date. Parent and Merger Subsidiary shall furnish to the Company all information concerning Parent and Merger Subsidiary as may be reasonably required by the Company in connection with the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with SEC and mailed to its shareholders, in each case as and to the extent required by Applicable Law. The Company shall (i) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments, (iii) include in the Company’s written response to such comments any comments reasonably proposed by Parent and its counsel, and (iv) provide Parent and its counsel a reasonable opportunity to participate in any discussions or meetings with the SEC. The Parent shall use its reasonable best efforts to ensure that the Proxy Statement complies in all material respects with the rules and regulations promulgated by the SEC under the 1934 Act. The Company shall use its reasonable best efforts to have the Proxy Statement, and the Company and Parent shall use their reasonable best efforts to have the Schedule 13E-3, cleared by the SEC as promptly as practicable.

Section 8.03.     Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any such press release, communication, other public statement or press conference or conference call in connection with an Adverse Recommendation Change or as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, have any such communication or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 8.04.     Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.     Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)     any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)     any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)     any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d)     any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 9.02(a) and 9.02(d) not to be satisfied; and

(e)     any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06.     Confidentiality. Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company shall hold, and shall use reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such party, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired by such party from sources other than the other party; provided that each of Parent and the Company may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and to its lenders or other Persons in connection with obtaining the financing for the transactions contemplated by this Agreement so long as such party informs such Persons of the confidential nature of such information and directs them to treat it confidentially. Each of Parent and the Company shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, each of Parent and the Company shall, and shall use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that it or its Affiliates obtained, or that were obtained on their behalf, from the other party in connection with this Agreement and that are subject to such confidence.

Section 8.07.     Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article II of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08.     Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from NASDAQ and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Article IX

Conditions to the Merger

Section 9.01.     Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or to the extent permitted by Law) waiver of the following conditions (provided that Section 9.01(b) shall not be waivable):

(a)     the Shareholder Approval shall have been obtained in accordance with the NYBCL;

(b)     the affirmative vote of the holders of a majority of the outstanding shares of the Company Stock entitled to vote thereon not owned, directly or indirectly, by Parent, Merger Sub, the Guarantors or Rollover Holders (the “Unaffiliated Shareholder Approval”) shall have been obtained in accordance with the NYBCL;

(c)     no Applicable Law shall prohibit the consummation of the Merger;

(d)     any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and

(e)     all actions by or in respect of, or filings with, any Governmental Authority, required to permit the consummation of the Merger, shall have been taken, made or obtained.

Section 9.02.     Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or to the extent permitted by Law) waiver of the following further conditions:

(a)     (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.05, 4.25, 4.26, and 4.27 shall be true at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (B) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b)     there shall not have been instituted or pending any action or proceeding (or any investigation or other inquiry that might result in such action or proceeding) by any Governmental Authority, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the Company Stock, including the right to vote any shares of Company Stock acquired or owned by Parent, Merger Subsidiary or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s shareholders, or (B) ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole or (iv) that otherwise, in the judgment of Parent, is likely to have a Material Adverse Effect on the Company or Parent;

(c)     there shall not have been any action taken, or any Applicable Law proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act to the Merger, that, in the judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above;

(d)     the Company shall have delivered to Parent on the Closing Date a certificate for purposes of satisfying Parent’s obligations under Section 1.1445-2(c)(3)(i) of the Regulations and a notice to the IRS in accordance with Section 1.897-2(h)(2) of the Regulations; and

(e)     there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 9.03.     Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or to the extent permitted by Law) waiver of the following further conditions:

(a)     each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent shall be true at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time); and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Article X

Termination

Section 10.01.     Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)     by mutual written agreement of the Company and Parent;

(b)     by either the Company or Parent, if:

(i)     the Merger has not been consummated on or before May 16, 2015 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii)     there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) permanently enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; or

(iii)     at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approvals shall not have been obtained; or

(c)     by Parent, if:

(i)     an Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of an Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request to do so from Parent;

(ii)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii)     there shall have been an intentional and material breach on the part of the Company of Section 6.02 or Section 6.03; or

(d)     by the Company, if:

(i)     the Board of Directors of the Company and the Special Committee authorizes the Company, subject to complying with Section 6.03(g) and all other terms of this Agreement, to enter promptly into a definitive agreement to implement a Superior Proposal; provided that the Company pays the Company Termination Fee payable pursuant to Section 11.04(b); or

(ii)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.     Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that (i) the provisions of this Section 10.02 and Sections 8.06, 11.01, 11.04, 11.06, 11.07, 11.08, 11.09 and 11.13 shall survive any termination hereof pursuant to Section 10.01 and (ii) subject to Section 11.04(e), neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful and intentional breach of any provision of this Agreement.

Article XI

Miscellaneous

Section 11.01.     Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic communications) and shall be given, if to Parent or Merger Subsidiary, to:

Vector CH Holdings (Cayman), L.P.
c/o Vector Capital IV International, L.P. and
Vector Entrepreneur Fund III, L.P.
One Market Street
Steuart Tower, 23rd Floor
San Francisco, CA 94105
Attention: Chief Operating Officer
Facsimile: (415) 293-5100

with a copy to:

Shearman & Sterling LLP
Four Embarcadero Center, Suite 3800
San Francisco, California 94111-5974
Attention: Steve L. Camahort and Jeffrey C. Wolf
Facsimile No.: (415) 616-1199

if to the Company, to:

ChyronHego Corporation
5 Hub Drive
Melville, New York 11747
Attention: Head of Special Committee
Facsimile No.: (303) 322-5800

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center
666 Third Avenue
New York, NY 10017

Attention: Daniel I. DeWolf and Megan N. Gates
Facsimile No.: (212) 983-3115

or to such other address, email address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt, and, in the case of facsimile or email communications, with confirmation of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day.

Section 11.02.     Survival of Representations and Warranties. The representations, warranties and agreement contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 11.03.     Amendments and Waivers.

(a)     Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approvals have been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the NYBCL without such approval having first been obtained.

(b)     No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c)     Notwithstanding anything in this Section 11.03 to the contrary, this Section 11.03, the provisions of Section 11.04(e) benefiting the Financing Sources, Section 11.06, Section 11.08, Section 11.09 and Section 11.14 (collectively, the “Financing Source Provisions”) shall only be amended, modified or supplemented with the prior written consent of the Financing Sources in the event that any such amendment, modification or supplement is adverse in any respect to the Financing Sources.

Section 11.04.     Expenses.

(a)     General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)     Company Termination Fee.

(i)     If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds, in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination, in each case to the account set forth on Schedule 11.04(b).

(ii)     If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii) and (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Special Committee, the Board of Directors of the Company or the Company’s shareholders and (C) within nine (9) months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its shareholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated, then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee to the account set forth on Schedule 11.04(b).

(iii)     “Company Termination Fee” means $4,200,000 provided that if the Company terminates this Agreement pursuant to Section 10.01(d)(i) on or prior to the Go-Shop Period End Date, in order to enter into a definitive agreement in connection with a Superior Proposal, the Company Termination Fee means $1,800,000.

(iv)     In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)     Parent Termination Fee. In the event that this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) and at the time of such termination, there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of Parent’s or Merger Subsidiary’s representations and warranties or covenants and other agreements hereunder) that would cause the conditions in Sections 9.01 and 9.02 not to be satisfied on or prior to the End Date, then Parent shall pay or cause to be paid to the Company in immediately available funds $6,300,000 (the “Parent Termination Fee”) within two (2) Business Days after such termination to the account set forth on Schedule 11.04(c), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)     Costs and Expenses. Each party acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due to Parent or the Company, as the case may be, pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against the paying party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(e)     Limitation of Liability. Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Sections 11.04(c) and 11.13, (i) the Company’s right to receive payment of an amount equal to the Parent Termination Fee from Parent or the Guarantors pursuant to the Limited Guaranty in respect thereof shall be the sole and exclusive remedy of the Company and its Subsidiaries and shareholders against Parent, Merger Subsidiary, the Guarantors, the Financing Sources and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally or otherwise) or otherwise and (ii) upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation, and no Financing Source shall have any liability or obligation, relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, (A) Parent’s right to receive payment from the Company of an amount equal to the Company Termination Fee pursuant to Section 11.04(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally or otherwise) or otherwise and (B) upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, (1) under no circumstances will the Parent Related Parties be liable for monetary damages in excess of the amount of the Parent Termination Fee (and any amounts payable to the Company pursuant to Section 11.04(d)) whether to the Company or any other Company Related Party, (2) while the Company may pursue both a grant of specific performance in accordance with Section 11.13 and the payment of the Parent Termination Fee under Section 11.04(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and money damages, including all or any portion of the Parent Termination Fee, and (3) under no circumstances will any Financing Source have any liability hereunder to any Company Related Party.

Section 11.05.     Disclosure Schedule References. (a) The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 11.06.     Binding Effect; Benefit; Assignment.

(a)     The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03 and this Section 11.06, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. The Financing Sources are express third-party beneficiaries with respect to the Financing Source Provisions.

(b)     No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) to one or more of their Affiliates at any time, (ii) any lender as collateral in connection with the financing of the transactions contemplated hereby and (iii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 11.08.     Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Financing Commitment Letters or the transactions contemplated hereby or thereby or the performance hereof or thereof (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any federal or state court located in the Borough of Manhattan, New York City, State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The provisions of this Section 11.08 shall be enforceable by each Financing Source, its Affiliates and their respective successors and assigns.

Section 11.09.     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING COMMITMENT LETTERS OR THE PERFORMANCE THEREOF.

Section 11.10.     Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.     Entire Agreement.

(a)     This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b)     Except for the representations and warranties contained in Article IV, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement. Absent fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article IV.

(c)     Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

Section 11.12.     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.     Specific Performance. The parties hereto agree that immediate, irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the immediately following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including without limitation, specific performance or other equitable relief to cause Parent and Merger Subsidiary to perform any obligations of Parent and Merger Subsidiary hereunder to enforce their respective rights under the Financing Commitment Letters (as the same may have been amended, modified or replaced) to draw upon and consummate the Financing) in the courts described in Section 11.08 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 11.04 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger (but not the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financing) shall be subject to the requirements that (i) the conditions set forth in Sections 9.01 and 9.02 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.05) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing, (iii) the Rollover Shares shall have been contributed to Parent pursuant to the Rollover Agreements or will be contributed in accordance with the terms thereof immediately prior to the Closing, and (iv) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party brings any suit, action or proceeding, in each case in accordance with Section 11.08, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.

Section 11.14.     No Recourse to Lenders. Subject to the rights of the parties to the Financing in accordance with the terms thereof, none of the Company Related Parties, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against the Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, and the Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise. For avoidance of any doubt, notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall amend, modify, impair or otherwise supplement the obligations, duties and/or rights and remedies of the parties to the Debt Commitment Letters.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CHYRONHEGO CORPORATION

By:	/s/ Roger L. Ogden
Name: Roger L. Ogden
Title: Chairman of the Board

VECTOR CH HOLDINGS (CAYMAN), L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P.,
its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By: /s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By: /s/ David Baylor
Name: David Baylor
Title: Director

CH MERGER SUB, INC.

By:	/s/ James Murray
Name: James Murray
Title: President

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